Exhibit 23.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated June 2, 2014, relating to the combined financial statements of Ally Financial Inc.’s International Operations, as of December 31, 2013 and 2012, and for the three years in the period ended December 31, 2013 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the basis of presentation and transactions with affiliates of Ally Financial Inc.), included in General Motors Financial Company, Inc.’s Current Report on Form 8-K filed on June 5, 2014, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP

Detroit, Michigan

June 5, 2014